HSBC Vantage5 Index
Monthly Performance Report

October 2017

Index Information

Index Owner	HSBC Bank plc
Currency	USD
Volatility Target	5%
Bloomberg Ticker	HSIEV5UE
Index Composition	Up to 13 ETFs plus Cash
Calculation Agent/ Index Administrator	S&P Dow Jones Indices LLC
Website	vantage5.hsbcnet.com

Performance Summary as of October 2017

	Total Performance	Annualized Performance
September 2017	0.0%	--
YTD Return	7.4%	8.9%
1 Year Return	4.5%	4.5%
3 Year Return	16.5%	5.5%
5 Year Return	26.2%	5.2%
Annualized Volatility*	5.6%	5.6%
Maximum Drawdown*	-9.2%	--

*Since Aug 2011

Historical Performance



HSBC Vantage5 Index
Simulated & Historical Performance

Monthly Allocation

		Aug-17	Sep-17	Oct-17	12M Avg
Developed Equities (Max. 60%)	SPY	8%	12%	35%	14%
	SPLV	10%	20%	0%	6%
	IWM	0%	0%	0%	4%
	QQQ	14%	2%	3%	14%
	EFA	20%	10%	20%	9%
	subtotal	52%	44%	58%	47%
Developed Bonds (Max. 80%)	TLT	0%	25%	10%	6%
	LQD	31%	11%	2%	7%
	HYG	0%	0%	0%	5%
	subtotal	31%	36%	12%	17%
Emerging Markets (Max. 30%)	EEM	17%	20%	20%	8%
	EMB	0%	0%	0%	2%
	subtotal	17%	20%	20%	10%
Real Assets (Max. 30%)	IYR	0%	0%	0%	0%
	GLD	0%	0%	10%	3%
	subtotal	0%	0%	10%	4%
Inflation (Max. 5%)	TIP	0%	0%	0%	1%
Cash (Max. 50%) [1]		0%	0%	0%	21%



Source: Bloomberg and HSBC
HSBC Structured Investments | 212 525 8010 | uswealth.hsbcnet.com

Detailed Historical Monthly Performance

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual**
2017	0.9%	1.6%	0.2%	1.0%	1.5%	-0.6%	2.0%	0.6%	0.0%	-	-	-	7.4%
2016	0.4%	1.8%	0.9%	0.5%	-0.9%	4.4%	1.5%	-0.3%	0.1%	-1.8%	-1.5%	0.7%	5.7%
2015	4.0%	-2.1%	-0.1%	-1.3%	0.0%	-1.3%	0.4%	-2.9%	0.6%	1.0%	-0.9%	-0.4%	-3.1%
2014	-1.2%	2.4%	-0.8%	1.1%	2.0%	0.8%	-0.8%	4.0%	-3.1%	2.0%	2.5%	1.0%	10.1%
2013	-0.4%	0.4%	2.0%	2.8%	-4.4%	-2.0%	2.6%	-1.6%	1.6%	1.8%	0.7%	1.0%	4.4%
2012	0.6%	0.3%	-0.1%	1.0%	0.4%	1.3%	2.5%	-0.5%	0.2%	-0.3%	0.2%	0.2%	5.8%
2011	na	na	na	na	na	na	na	3.9%	-0.4%	0.8%	0.7%	1.4%	7.3%

**YTD return for current year

Average Annual Allocations - Simulated & Historical



Historical Quarterly Average Weightings

	Developed Equities					Fixed Income			Emerging Markets		Real Assets		Inflation	Cash
	SPY	SPLV	IWM	QQQ	EFA	TLT	LQD	HYG	EEM	EMB	IYR	GLD	TIP	
Q3 2017	7.6%	13.2%	0.0%	12.0%	16.4%	18.3%	14.0%	0.0%	16.9%	0.0%	1.5%	0.0%	0.0%	0.0%
Q2 2017	12.2%	10.9%	1.0%	20.0%	11.7%	2.2%	4.4%	0.0%	7.8%	4.0%	0.0%	7.3%	0.0%	18.2%
Q1 2017	24.3%	0.0%	8.1%	13.3%	1.5%	0.0%	0.0%	8.1%	0.1%	0.4%	0.0%	1.6%	0.0%	42.5%
Q4 2016	0.7%	0.0%	10.4%	12.3%	0.0%	0.3%	12.7%	15.0%	2.4%	6.6%	0.0%	4.1%	3.3%	32.2%
Q3 2016	0.0%	4.3%	6.7%	1.0%	0.0%	19.8%	27.6%	13.3%	1.3%	8.8%	3.4%	8.7%	0.0%	5.2%
Q2 2016	3.9%	10.3%	0.5%	0.0%	0.0%	21.1%	31.1%	5.0%	0.0%	8.3%	3.8%	11.4%	0.2%	4.6%
Q1 2016	0.0%	10.9%	0.0%	1.4%	0.0%	33.1%	1.1%	0.0%	0.0%	1.7%	0.5%	5.8%	0.8%	44.7%
Q4 2015	0.0%	12.5%	0.0%	7.7%	0.0%	10.3%	18.6%	0.0%	0.0%	3.3%	0.0%	4.9%	0.8%	41.8%
Q3 2015	1.6%	3.3%	7.0%	10.8%	5.8%	9.9%	3.4%	1.6%	0.0%	3.3%	0.0%	0.0%	3.2%	50.0%
Q2 2015	0.0%	0.0%	12.5%	5.5%	12.7%	18.0%	2.7%	0.9%	0.9%	3.3%	1.5%	0.7%	1.7%	39.6%
Q1 2015	0.3%	16.7%	4.3%	11.9%	0.0%	39.4%	0.8%	0.0%	0.0%	0.0%	7.6%	0.0%	0.0%	19.1%
Q4 2014	8.3%	11.1%	0.0%	18.6%	0.0%	38.5%	0.2%	0.0%	1.4%	1.7%	4.4%	0.0%	0.0%	15.8%
Q3 2014	8.1%	6.7%	0.0%	11.4%	0.3%	35.8%	0.0%	0.0%	15.4%	3.3%	16.6%	2.1%	0.3%	0.0%
Q2 2014	13.0%	6.1%	0.0%	7.9%	0.0%	24.4%	16.9%	5.0%	2.6%	5.0%	11.7%	1.6%	0.8%	5.1%
Q1 2014	16.5%	0.0%	1.1%	20.0%	0.2%	0.1%	22.8%	12.3%	0.0%	0.0%	0.9%	1.8%	0.0%	24.3%
Q4 2013	9.6%	0.0%	3.8%	18.2%	3.1%	0.7%	4.4%	9.1%	0.0%	0.0%	0.0%	0.3%	0.8%	50.0%
Q3 2013	17.1%	8.8%	7.9%	10.0%	0.0%	0.8%	0.4%	5.1%	0.0%	0.0%	0.0%	0.2%	0.0%	49.8%

Q2 2013	19.9%	20.0%	7.9%	0.0%	6.2%	26.3%	0.0%	4.4%	0.0%	0.0%	11.0%	0.0%	0.8%	3.4%
Q1 2013	0.0%	6.7%	11.2%	0.0%	16.8%	13.8%	20.0%	7.7%	3.2%	5.0%	6.4%	0.0%	2.2%	7.0%
Q4 2012	2.3%	6.7%	0.0%	1.9%	5.3%	11.3%	38.8%	6.3%	2.0%	10.0%	1.4%	10.0%	1.7%	2.4%
Q3 2012	0.0%	14.3%	0.0%	11.2%	0.9%	34.4%	9.9%	3.7%	0.0%	10.0%	11.6%	0.2%	0.3%	3.7%
Q2 2012	5.8%	13.3%	0.0%	14.6%	0.0%	28.6%	0.0%	0.0%	0.0%	4.8%	8.4%	0.0%	4.2%	20.3%
Q1 2012	10.0%	12.5%	1.7%	6.7%	0.0%	28.6%	4.5%	0.3%	0.0%	1.7%	0.5%	0.3%	3.3%	30.0%
Q4 2011	0.0%	15.8%	0.0%	9.3%	0.0%	33.1%	0.0%	0.0%	0.0%	1.9%	0.0%	2.1%	3.9%	34.0%
Q3 2011	0.0%	15.0%	0.6%	1.2%	0.0%	22.0%	6.8%	0.0%	0.0%	10.0%	3.7%	20.0%	5.0%	15.7%

Risks related to the index

Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instru ment referencing the Index, before making any investment.
- S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.
- The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.
- The Index has a limited operating history and may perform in unanticipated ways.
- The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.
- The Index may perform poorly during periods characterized by short-term volatility.
- An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
- The Index may be partially uninvested.
- Correlation of performances among the ETFs may reduce the performance of the Index.
- The Index is subject to market risks
- Changes in the value of the ETFs may offset each other.
- The level of the Index will include the deduction of a change in the ICE LIBOR USD 3 Month interest rate and a fee.
- The Index comprises notional assets.

Important Information
Any information relating to performance contained in these materials prior to March 15, 2017 is illustrative only. No assuran ce is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Any specific terms or metho dology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its e ntirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents re ferred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus sup plement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or simi lar document shall govern.

Use of simulated returns
Any historical performance information included in this document prior to March 15, 2017 represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical result s included in this website. No representation is being made that the indices will achieve a performance record similar to that shown. In fact, t here may often be sharp differences between hypothetical performance and actual performance.

Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential return s associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the In dex may have performed in periods prior to the actual existence of the Index.

The hypothetical levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypo thetical information that might prove to be more appropriate and that might differ significantly from the hypothetical information set forth above .

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the " back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or woul d have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical information. You should review and consider the hypothetical information only with the f ull Index methodology.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange C ommission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus s upplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any relat ed offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc . or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them b y calling toll-free 1-866-811-8049.

Data sourced and calculated by Bloomberg and HSBC.

[1] This cap can increase in increments of 10% (subject to a maximum weight of 100%) as described further in the offering document.